Mail Stop 4561

August 12, 2009

Mr. Randy Underwood
Executive Vice President and Chief Financial Officer
Dollar Financial Corporation
1436 Lancaster Avenue
Berwyn, PA 19312

    Re: **Dollar Financial Corporation**
                Form 10-K for the Fiscal Year Ended June 30, 2008
                File No. 000-50866

Dear Mr. Underwood:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                John P. Nolan
                Senior Assistant Chief Accountant